Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

US 12 March 2019 and Australia 13 March 2019

AMCOR AND BEMIS ANNOUNCE IMPORTANT PROGRESS TOWARDS TRANSACTION CLOSING

•                  Scheme booklet and Registration Statement on Form S-4(1) expected to be made publicly available today;

•                  Bemis and Amcor shareholder meetings scheduled for Thursday 2 May 2019;

•                  Combination is unanimously recommended by the Boards of Directors of both companies; and

•                  Amcor Board of Directors and Senior Leadership appointments announced.

MELBOURNE, AUSTRALIA and NEENAH, WISCONSIN — Amcor Limited (ASX: AMC) and Bemis Company, Inc. (NYSE: BMS) announce that further, important progress has been made towards completion of their all-stock transaction, with the filing of shareholder documentation and finalisation of Board of Director and Senior Leadership appointments.

The combination of the two complementary companies offers a transformational and unique opportunity to create the global leader in consumer packaging, with the footprint, scale and capabilities to deliver an industry leading value proposition for customers and employees, and the most significant innovations for the environment.

Substantial value is expected to be created for shareholders through the delivery of USD 180 million in pre-tax annual net cost synergies(2), and a stronger financial profile going forward, including higher margins and cash flow and the potential for even stronger growth.  Amcor intends to maintain a competitive, progressive dividend which is expected to increase over time and will have a strong investment grade balance sheet with immediate capacity for further investment or share buy backs.

The combination is unanimously recommended by the Boards of Directors of both companies.

Amcor CEO Ron Delia said: “Since announcing this transaction, we have made significant progress towards closure, and further important steps have been taken today with the finalisation of Board of Director and Senior Leadership appointments as well as shareholder documentation filings.  As we approach the closing of the transaction, the opportunities to further strengthen our industry leading value proposition for customers, employees and the environment and to create value for shareholders are even clearer.”

Bemis President and CEO Bill Austen said: “We are one step closer to combining our two companies to create the global leader in consumer packaging. Bemis and Amcor are highly complementary organizations that each possess extraordinary talent, and we are confident that together, we will create an even stronger global enterprise that will benefit our shareholders, employees, and customers over the long term. This is the next exciting chapter for Bemis, and our teams will carry forward the Bemis legacy as they showcase their talents, knowledge, and passion for our customers and inspired packaging solutions.”

Amcor Limited
60 City Road Southbank VIC 3006 Australia T +61 3 9226 9000 F +61 3 9226 9050 www.amcor.com
ABN 62 000 017 372

Shareholder documentation

Under the proposed combined structure, upon closing, Amcor plc will establish a primary listing on the New York Stock Exchange (NYSE) and will have a listing on the Australian Securities Exchange (ASX).  Based on filing requirements in Australia and the US, various documents are expected to be made available to shareholders today.

A Scheme Booklet is expected to be registered with the Australian Securities and Investments Commission (ASIC) and a Registration Statement on Form S-4(1) (S-4), including a preliminary proxy statement/prospectus, will be filed with and available on the website of the US Securities and Exchange Commission (SEC) today.  These documents will subsequently be lodged with the ASX.

These documents include important information relevant to the transaction including notices of shareholder meetings, proxy information, historical financial information, details of expected key dates and Amcor plc Board of Directors appointments.  Selected, summarised information is provided below:

Expected key dates

Event	Date
Scheme Booklet expected to be registered with ASIC and lodged with the ASX	Wednesday 13 March 2019
S-4 filed with the SEC	Tuesday 12 March 2019*
S-4 expected to be declared effective by the SEC	Wednesday 27 March 2019*
Amcor shareholder meeting	Thursday 2 May 2019
Bemis shareholder meeting	Thursday 2 May 2019*
Expected completion date	Wednesday 15 May 2019

Dates reference Melbourne, Australia time unless otherwise indicated.  The transaction and the timing estimates contained in this announcement are subject to certain approvals and closing conditions, including court approval and antitrust clearance.  These dates are subject to change and reasonable notice of any such variation will be provided.  No assurance can be given that the closing will occur within this timeframe or at all.

* US Eastern Time.

Financial information

Following completion of the transaction, Amcor will prepare and present its financial results on a quarterly basis under generally accepted accounting principles in the US (US GAAP).  Amcor’s adjusted US GAAP results are not materially different to underlying financial results prepared in accordance with International Financial Accounting Standards (IFRS)(3) and any variations in accounting treatment will not impact the underlying operational performance or cash generation of the business going forward.  Further information related to Amcor’s historical US GAAP results(4) can be found in section 4.4 of the Scheme Booklet.

Regulatory approvals

As announced on 12 February 2019, the process toward securing required antitrust clearances and other regulatory consents in all jurisdictions which are conditional to closing have either been completed or are progressing in line with expectations.

The transaction remains subject to regulatory approval in the United States and Brazil and  the companies are in advanced discussions with regulators in both countries. Those advanced discussions include the potential for required remedies.  Inclusive of remedies required and announced by the European Commission on 11 February 2019, collective potential remedies would represent an immaterial proportion of the total sales for the combined company and would not impact the USD 180 million of net cost synergies expected to be delivered by the end of the third year following completion.

Board of Directors

As previously announced, upon completion of the transaction, the Amcor plc Board of Directors will comprise 11 members.  Eight of these directors will be the current Amcor Limited directors with the remaining three being current Bemis directors.  The Bemis directors joining Amcor’s Board on completion of the transaction will be Arun Nayar, David Szczupak and Philip Weaver.  Relevant biographical information for Directors can be found in sections 4.2 and 5.4 of the Scheme Booklet and in the ‘Management and Corporate Governance of New Amcor’ section of the S-4.

Senior Leadership appointments

Amcor has undertaken a thorough process of evaluating the management talent from both companies as well as external candidates, and several Senior Leadership appointments that will take effect upon completion of the transaction are announced today.

Business Group leaders

Flexibles Europe, Middle East and Africa

Peter Konieczny, currently Business Group President Amcor Flexibles Europe, Middle East and Africa, will continue in this role overseeing the combined Amcor and Bemis businesses in this region.  Peter joined Amcor in February 2010.

Flexibles North America

Fred Stephan, currently President, Bemis North America, will join Amcor as Business Group President Amcor Flexibles North America, overseeing the combined Amcor and Bemis businesses in this region.  Fred joined Bemis during 2017, after spending 20 years leading various businesses at General Electric and at Johns Manville, a Berkshire Hathaway company.

Flexibles Latin America

Aluisio Fonseca, currently Amcor Vice President Flexibles South America, will be appointed Business Group President for Latin America and will oversee the combined Amcor and Bemis businesses in this region.  Aluisio joined Amcor in 2018, after spending more than 20 years in regional and business unit leadership roles at Tetra Pak.

Flexibles Asia Pacific

Michael Zacka, currently Amcor Chief Commercial Officer and President Amcor Flexibles Asia Pacific, will continue in this role overseeing the combined Amcor and Bemis businesses in this region.  Michael joined Amcor in 2017, bringing extensive experience in the global packaging and food industries including 20 years with Tetra Pak.

Amcor Specialty Cartons

Jerzy Czubak will continue to lead this business. Jerzy joined Amcor in 1994.

Amcor Rigid Plastics

Eric Roegner will continue to lead this business.  Eric joined Amcor in 2018 after spending 13 years in executive roles in Arconic Inc (previously known as Alcoa Inc).

Other leadership announcements

Sheri Edison, currently Bemis Senior Vice President and Chief Legal Officer, will be appointed Amcor General Counsel.  Sheri joined Bemis in 2010.

Bill Jackson, currently Bemis Senior Vice President and Chief Technology Officer, will be appointed Amcor Flexibles Chief Technology Officer.  This is a newly created role and will further enhance the focus and alignment around innovation, research and development across Amcor’s global Flexibles business, to drive further competitive advantage and to meet growing consumer demand for differentiated and sustainable packaging.  Bill joined Bemis in 2013.

Bill Austen and Mike Clauer, currently Bemis’ Chief Executive Officer and Chief Financial Officer, respectively, will no longer continue in those positions upon completion of the transaction and both have agreed to provide transition support to the combined company on an interim basis, if required.

Amcor CEO Mr Ron Delia said “The most important task in bringing Amcor and Bemis together is creating a strong team of leaders.   As we prepare for the combination, we have the unique opportunity to turn two strong teams into the industry’s best.  I look forward to working alongside all of our talented senior leaders to realise the substantial growth potential of the combined company and to build an even stronger future together.”

Amcor’s other functional leaders will continue in their existing roles. The process of establishing the next level of management using the same rigorous approach to evaluate candidates from both Amcor and Bemis, as well as external candidates, is underway.

Shareholder information lines

Shareholder information lines have been established to provide further information or assistance in connection with the transaction.

Amcor shareholders can contact the Amcor Shareholder Information line on 1300 302 458 (within Australia), or +61 1300 302 458 (outside Australia), Monday to Friday between 8.00am and 7.30pm (Sydney time).

Bemis shareholders can contact Bemis’ proxy solicitor, Innisfree M&A Incorporated, on +1 888 750 5834.

Notes:

(1)         S-4 available under company filings for Amcor plc; has not yet been declared effective by the SEC.

(2)         USD 180 million pre-tax annual net cost synergies are expected to be achieved by the end of the third year after completion of the transaction.  Reflects cost synergies only and is incremental to benefits expected to be realised from the Bemis ‘Agility’ improvement plan.  Further details about the net cost synergies and expected costs to achieve are set out in section 6.6 of the Scheme Booklet and in the “the Transaction’ section of the S-4.

(3)         Adjusted US Non-GAAP earnings are explained in sections 4.4 and 6.7 of the Scheme Booklet.

(4)         For the years ended 30 June 2016, 2017 and 2018 and the six months ended 31 December 2018 and 2017.

For further information please contact:

Investors Tracey Whitehead Head of Investor Relations Amcor Limited +61 3 9226 9028 tracey.whitehead@amcor.com	Media — Australia James Strong Citadel-MAGNUS +61 448 881 174 jstrong@citadelmagnus.com	Media — Europe TR Reid Head of Global Communications Amcor Limited +41 44 316 7674 tr.reid@amcor.com	Media — North America Daniel Yunger KekstCNC +1 212 521 4879 daniel.yunger@kekstcnc.com

CONTACTS FOR BEMIS:

Investors Erin M. Winters Director of Investor Relations Bemis Company Inc. +1 920 527 5288	Media Matthew Sherman / Sharon Stern Joele Frank, Wilkinson Brimmer Katcher +1 212 355 4449

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information

In connection with the contemplated transactions, New Amcor will file a Registration Statement on Form S-4 (S-4) with the SEC that includes in preliminary form a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. The S-4 has not yet been declared effective by the SEC.  Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Amcor shareholders should carefully read the Scheme Booklet prepared in relation to the transaction in its entirety before deciding how to vote on the Scheme of Arrangement that is part of the transaction. Bemis shareholders should carefully read the S-4, and any other relevant documents filed by New Amcor or Bemis before making any voting or investment decision.

This announcement does not contain all of the information contained in the Scheme Booklet and S-4.  For example section 1.2 of the Scheme Booklet outlines the disadvantages of the transaction and section 7 of the Scheme Booklet contains certain risk considerations relating to the transaction that should also be considered by Amcor shareholders, and the ‘Risk Factors’ section of the S-4 outlines the risks relating to the transaction that should also be considered by Bemis shareholders.

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.